Via Facsimile and U.S. Mail
Mail Stop 4720

May 19, 2009

Mr. Peter W. Keegan
Chief Financial Officer
Loews Corporation
667 Madison Avenue
New York, N.Y. 10065-8087

Re: **Loews Corporation**
Form 10-K for the Year Ended December 31, 2008
Filed on February 25, 2009
File No. 001-06541

Dear Mr. Keegan:

We may have completed our engineering review of your filing and have the following comment. In our comment we ask you to provide us with information to better understand your disclosure. The information you provide us should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing this information and the information you provided us on May 15, 2009 in response to our April 23, 2009 letter, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2008

Risks Related to Our Subsidiary, High Mount Exploration & Production LLC, page 36

HighMount may not be able to replace reserves and sustain production at current levels, page 36

1. You state that by their nature undeveloped reserves are less certain. The SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X requires that you be reasonably certain that the reserves you classify as proved will be recovered. This means that the ultimate recovery of reserves is more likely to equal or exceed your estimates than to be less than your estimates. The definition does not contemplate there being less than reasonable certainty in reserve

estimates pertaining to properties that are undeveloped. Your risk factor disclosure saying that undeveloped reserves are less certain than apparently proved developed reserves seem to be contradicting, or mitigating, the criteria of reasonable certainty that is necessary for reserves to be classified as proved. If you are not reasonably certain of recovering all or a portion of your reported reserves, please remove the associated volumes of reserves from your estimates of proved reserves that are disclosed in your filing. If you are reasonably certain that you will recover your reported reserves, please revise your risk factor and any similar disclosure in the document to not imply that proved reserves are not reasonably certain to be recovered and that there is less certainty for proved undeveloped reserves as compared to proved developed reserves.

* * * *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response. You may contact James Murphy, Branch Chief, at (202) 551- 3703 regarding the comment above. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant